Exhibit 12

Boise Cascade Holdings, L.L.C.
Ratio of Earnings to Fixed Charges
(unaudited)

	Boise				Predecessor
				October 29
			Year	(inception)	January 1
	Nine Months Ended		Ended	through	through	Year Ended
	September 30		December 31,	December 31,	October 28,	December 31
	2006	2005	2005	2004	2004	2003	2002
	(thousands, except ratios)

Interest costs	$87,186	$137,499	$166,344	$22,182	$75,219	$95,320	$96,853
Interest factor related to noncapitalized leases (a)	2,189	1,982	2,338	499	2,438	2,445	2,415
Total fixed charges	$89,375	$139,481	$168,682	$22,681	$77,657	$97,765	$99,268

Income (loss) before income taxes and cumulative effect of accounting changes	$70,567	$112,986	$119,278	$25,031	$116,817	$(79,691)	$(106,154)
Undistributed (earnings) losses of less than 50%-owned entities, net of distributions	—	—	—	—	(6,308)	(8,716)	1,454
Total fixed charges	89,375	139,481	168,682	22,681	77,657	97,765	99,268
Total earnings (losses) before fixed charges	$159,942	$252,467	$287,960	$47,712	$188,166	$9,358	$(5,432)

Ratio of earnings to fixed charges	1.79	1.81	1.71	2.10	2.42	—	—

Excess of fixed charges over earnings before fixed charges	—	—	—	—	—	$88,407	$104,700

(a)          Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.